UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES ORDINARY SHAREHOLDERS’ MEETING

(Santiago, Chile, March 9, 2018) – Compañía Cervecerías Unidas S.A. (CCU) announces that its Board of Directors, during its meeting held on March 7th , 2018, agreed to summon an Ordinary Shareholders’ Meeting to be held on Wednesday April 11th , 2018, at Sala de Arte CCU, located at Avenida Vitacura N° 2670, Las Condes, Santiago, Chile at 12:00 o’clock
Chilean time, in order to address the following matters:

1.	Account of the Chairman.

2.	Approval of the Annual Report, Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31, 2017.

3.	Distribution of the profits accrued during fiscal year 2017 and dividend payment.

4.	Presentation of the dividend policy of the company and information on the procedures to be used in the distribution of dividends.

5.	Determination of the remuneration of the members of the Board of Directors for fiscal year 2018.

6.	Determination of the remuneration of the members of the Directors Committee and its budget for the fiscal year 2018.

7.	Determination of the remuneration of the members of the Audit Committee and its budget for the fiscal year 2018.

8.	Appointment of: (i) External Auditors Firm and (ii) Risk Rating Agencies, for the fiscal year 2018.

9.	Account of the activities carried out by the Directors Committee during the fiscal year 2017.

10. Account on operations with related entities according to Title XVI of Chilean Law N° 18,046.

11. Review all other matters that are of corporate interest and subject to the Shareholders’ Meeting's competence, pursuant to applicable law and the company’s by-laws.

Shareholders of record at midnight on April 5th , 2018 are entitled to attend the Shareholders’
Meeting.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco producer. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 9, 2018